FOIA CONFIDENTIAL TREATMENT REQUESTED
UNDER 17 C.F.R. § 200.83
BY FOAMIX PHARMACEUTICALS LTD.

August 25, 2014

BY HAND AND EDGAR

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Foamix Pharmaceuticals Ltd.
Registration Statement on Form F-1
Filed August 13, 2014
CIK No. 0001606645

Dear Mr. Riedler:

On behalf of Foamix Pharmaceuticals Ltd., formerly known as Foamix Ltd. (the “Company”), we are submitting this supplemental letter (this “Letter”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form F-1 (the “Registration Statement”) referenced above. This Letter is intended to address valuation considerations related to the Company’s latest equity award. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (“Rule 418”), the following information is being submitted to the Staff on a confidential, supplemental basis only.

The Company supplementally advises the Staff that the initial offering price in the offering contemplated by the Registration Statement (the “Offering”) is currently expected to be between $10.00 and $12.00 per share, which reflects a 16-for-1 reverse share split (the “Reverse Split”) approved by the shareholders of the Company on August 22, 2014. All information in this letter reflects the completion of the Reverse Split. The price range is based on approximately 5,909,000 million ordinary shares expected to be offered in the Offering and approximately 13,980,800 ordinary shares expected to be outstanding upon completion of the Offering (excluding the shares to be offered in the Offering, the ordinary shares reserved for issuance under the Company’s 2009 Plan and ordinary shares issuable upon the exercise of warrants). In comparison, the Company’s estimate of the fair value of its ordinary shares as of June 9, 2014, the last time the Company granted options to purchase ordinary shares, was $4.80 per share.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 ***FOAMIX PHARMACEUTICALS LTD. - [BATES STAMP]

As discussed in the Registration Statement, due to the absence of an active market for the ordinary shares, the fair value of the ordinary shares for purposes of determining the value of the options was determined in good faith by the Company’s management and approved by its board of directors in a retrospective valuation of the Company’s ordinary shares as of March and June 2014, undertaken in August 2014 with the assistance of a third party valuation firm. In connection with preparing its financial statements, the Company’s management considered the fair value of the ordinary shares based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

In particular, the Company’s management considered three possible scenarios for the Company under the probability-weighted expected return method (“PWERM”). The first two scenarios were conducting an IPO in September 2014 at an assumed equity value of $150 million or conducting an IPO in June 2015 at an assumed equity value of $170 million. The third scenario was dissolution of the Company. Management did not consider acquisition of the Company to be a likely scenario. Management attributed a probability of approximately 30% to the September 2014 IPO scenario. The probabilities of the other scenarios were estimated by back solving to the investment amount (total investment of $8.28 million) of the private placement that closed on May 13, 2014 and June 3, 2014 with a group of new investors and several of the Company’s existing shareholders (the “Private Placement”), which reflected a total pre-money equity valuation of $90 million. The probabilities implied from the above mentioned back solving were estimated at 25% for the June 2015 IPO scenario and at 45% for the dissolution scenario. In assessing the likely valuations in the case of an IPO, management considered market data for companies in the Company’s industry, in particular IPOs and transactions where the target entities were considered peer companies to the Company. Management also considered information received from its underwriters regarding its own expected IPO value.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 ***FOAMIX PHARMACEUTICALS LTD. - [BATES STAMP] 2

The Company notes that the new investors in the Private Placement, who provided the majority of the investment amount ($7.28 million out of a total investment of $8.28 million), had no prior affiliation with the Company and the Company’s negotiations with them were held at arm’s length and reflected market terms, while the Company’s existing shareholders who participated in the Private Placement did so by exercising their preemptive rights after the terms of the investment had been finalized. The price of each unit in the Private Placement, consisting of one preferred A share and one preferred A warrant, was $6.35. On this basis, management concluded that the individual components of the PWERM valuation and the probabilities of their occurrence, as well as the resulting value of one ordinary share of $4.80, were reasonable.

The Company notes that, as is typical in initial public offerings, the estimated price range for the Offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and its underwriters. Among the factors that were considered in setting this range were the Company’s prospects and the history of and prospects for its industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies. Specifically, the Company believes that the difference between the fair value of its ordinary shares as of June 9, 2014 and the midpoint of the estimated price range for the Offering is a result of the following factors:

•	The estimated price range necessarily assumes that (i) the Offering has occurred in September 2014, consistent with the first scenario considered by management, (ii) a public market for the Company’s ordinary shares has been created and (iii) the Company’s preferred shares have converted into ordinary shares in connection with the Offering. Had the first scenario been attributed 100% probability, the resulting fair value per ordinary share would have been $9.42. While the occurrence of the IPO itself can be seen to add value to the Company’s shares, the Company believes that two events in particular were assumed by the underwriters and management in assessing the Company’s equity value in the case of the first IPO scenario. Each of these events occurred as follows, thereby resulting the Company achieving the expected IPO valuation:

o	First, in a pre-IND meeting with the FDA held on July 30, 2014, the FDA confirmed that the Company’s Phase II clinical trial of FMX101 for moderate-to-severe acne was sufficient to serve as guidance for the design of its Phase III trials of FMX101, without need for further Phase II clinical trials. This eliminated the Company’s concern that its Phase II clinical trial of FMX101, which it conducted without the benefit of the FDA’s advance input on the trial’s protocol design and statistical analysis plan, may not be acceptable to the FDA, and may require the Company to repeat it. Therefore, the Company has passed an important crossroads at which the development program of its lead product candidate could have been significantly delayed, and improved the likelihood of successfully completing the development of FMX101 and achieving regulatory approval for its marketing in the U.S.

o	Second, during June and July 2014 the Company effectively launched the operations of its U.S. subsidiary, Foamix Pharmaceuticals Inc., and began taking advantage of the inputs and services of the three key executives and two senior consultants it had recently engaged for this purpose. These executives and consultants possess vast experience in regulatory matters, clinical trials and marketing and sales operations in the dermatology space, and considerably boost the Company’s development and commercialization capabilities in the U.S., which are crucial to its success. The Company previously had no foothold in the U.S. and no experience or know-how in conducting operations there, and the successful assimilation of the U.S. team reduced the risk that the Company might fail in its endeavors to assemble and deploy an accomplished and reliable team in its main target market.
***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 ***FOAMIX PHARMACEUTICALS LTD. - [BATES STAMP] 3

•	In addition to the above factors, there has been improvement in recent market prices of publicly traded shares of generally comparable companies and in the demand for such shares. The NASDAQ Biotechnology Index has risen 7.9% since June 9, 2014. In addition, 2014 biotechnology IPOs have seen strong aftermarket performance, with stock prices of companies pricing since June 9, 2014 increasing by 12.7%. Applying these increases on a theoretical basis to the $9.42 per share fair value referenced above would result in a fair value of $10.16 to $10.62, both of which are only slightly below the current midpoint of the range.

Based on the above, the Company believes that it has appropriately valued its share-based compensation based on the information available to it at the date of the recent option grant.

The Company respectfully requests confidential treatment of the above information in accordance with Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83). Please promptly inform the undersigned of any request for the above materials or any part thereof, made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83” and each page is marked for the record with the identifying numbers and code “FOAMIX PHARMACEUTICALS LTD.—[FIRST BATES STAMP]” through “FOAMIX PHARMACEUTICALS LTD.—[LAST BATES STAMP]. The Company also respectfully requests that this Letter be treated as confidential and that the Staff provide timely notice to the undersigned before it permits any disclosure of this confidential information.

Please telephone the undersigned at (212) 735-3416 or Phyllis G. Korff at (212) 735-2694 if you have any questions or require any additional information.

Very truly yours,

/s/ Andrea L. Nicolás
***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 ***FOAMIX PHARMACEUTICALS LTD. - [BATES STAMP] 4